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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kansas City Southern

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

485170 30 2

(CUSIP Number)

Grupo TMM, S.A.
Attn: Juan Fernández Galeazzi
Avenida de la Cuspide No 4755
Colonia Parques del Pedregal
14010, Tlalpan, Mexico, DF

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 256743-10-5			Page 2 of 4

1.	Name of Reporting Person: Grupo TMM, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

     This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Kansas City Southern, a Delaware corporation (the “Issuer”), and is being filed on behalf of the Reporting Person to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2005 to report the sale of 18,000,000 of the Subject Shares by Grupo TMM. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby supplemented as follows:
     Grupo TMM closed the sale of 18,000,000 of the Subject Shares in a block sale on December 9, 2005 and is no longer the beneficial owner of any shares of the Issuer’s Common Stock.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) Grupo TMM beneficially owns 0 of the Subject Shares, or 0% of the Issuer’s Common Stock.
     (b) Grupo TMM no longer has sole or shared power to vote or direct the vote of any of the Issuer’s Common Stock.
     (c) Except as set forth below, there have been no transactions in the Issuer’s Common Stock by Grupo TMM, or to Grupo TMM’s knowledge, by any of the Other Persons during the past sixty days.
          During the past sixty days, Grupo TMM, effected the following sale of the Subject Shares in a block sale:

Date	Number of Shares	Price
12/09/2005	18,000,000	$22.25
     (d) Not applicable.
     (e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: December 12, 2005
GRUPO TMM, S.A. de C.V.
By: /s/ Juan Fernández Galeazzi
Name: Juan Fernández Galeazzi
Title: Director of Finance and Treasurer